                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Amendment No. 4

                          AT&T WIRELESS SERVICES, INC.
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                                (Name of Issuer)

              AT&T WIRELESS COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)


                                  00209A 10 6
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                                 (CUSIP Number)


                                   Jun Tajima
                  Managing Director-Global Business Department
                                NTT DoCoMo, Inc.
                                Sanno Park Tower
                       11-1, Nagata-cho 2-chome Chiyoda-ku
                              Tokyo 100-6150 Japan
                               011-81-3-5563-2200

                                 with a copy to:

                                 Hillel T. Cohn
                        Squire, Sanders & Dempsey L.L.P.
                            801 South Figueroa Street
                          Los Angeles, California 90017
                                 (213) 689-5117
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 26, 2002
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S)240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00209A 10 6                                         PAGE 2 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                       NTT DOCOMO, INC. - Not Applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


      BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Japan
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          474,738,719
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------

   WITH
               10   SHARED DISPOSITIVE POWER


                    474,738,719
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     474,738,719
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 00209A 10 6                                         PAGE 3 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Nippon Telegraph and Telephone Corporation-Not Applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


      BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Japan
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          474,738,719
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------

   WITH        10   SHARED DISPOSITIVE POWER


                    474,738,719
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON


     474,738,719
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 00209A 10 6                                         PAGE 4 OF 12 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   DCM Capital USA (UK) Limited-Not Applicable.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


      BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      England and Wales
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          474,738,719
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------

   WITH        10   SHARED DISPOSITIVE POWER


                    474,738,719
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     474,738,719
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


     CO
--------------------------------------------------------------------------------

         This Amendment No. 4 amends the Schedule 13D originally filed on January 8, 2001 (the "Schedule 13D"), by NTT DoCoMo, Inc. ("DoCoMo") which related to the Wireless Group Common Stock, par value $1.00 per share of AT&T Corp. ("AT&T"). The purpose of Amendment No. 4 is to update Item 6 with respect to the contracts described therein and to file as a new exhibit Amendment No. 1 to the Amended and Restated Investor Agreement, which has an effective date of December 26, 2002. This Amendment No. 4 is being filed pursuant to a Joint Filing Agreement dated January 5, 2001, a copy of which is attached as Exhibit 1 to the Schedule 13D, among DoCoMo, Nippon Telegraph and Telephone Corporation ("NTT") and DCM Capital USA (UK) Limited ("DCM Capital"). Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings set forth in the Schedule 13D, as amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by deleting Item 6 in its entirety and replacing it with the following.

         On November 30, 2000, DoCoMo, AT&T Wireless and AT&T entered into a letter agreement with attached term sheet and annexes thereto (collectively, the "Letter Agreement") providing for the acquisition by DoCoMo of (1) shares of a new series of preferred stock of AT&T, the New Tracking Stock, which was designed to track the performance of AT&T's Wireless Group and is convertible into shares of AT&T's Wireless Group Common Stock and (2) Warrants to acquire additional shares of New Tracking Stock. On December 20, 2000, DoCoMo, AT&T Wireless and AT&T entered into a Securities Purchase Agreement, an Investor Agreement and a Warrant Agreement that superseded the Letter Agreement in its entirety. The shares of Wireless Group Common Stock issuable upon conversion of the shares of New Tracking Stock issued to DoCoMo constituted approximately 55.4% of the Wireless Group Common Stock outstanding, representing approximately a 17.4% interest in the Wireless Group. On July 9, 2001, AT&T Wireless split off from AT&T, and DoCoMo's Wireless Group Common Stock was automatically converted into 406,255,889 shares of AT&T Wireless Common Stock.

         An amendment and restatement of the Investor Agreement was signed with an effective date of December 20, 2001 and a further amendment to the Investor Agreement was recently signed with an effective date of December 26, 2002 (the agreement, as amended, the "Investor Agreement"). The Investor Agreement also provides for a strategic alliance between DoCoMo and AT&T Wireless involving the formation by AT&T Wireless of a subsidiary that will serve as a vehicle for the parties to cooperate in operational and technological matters affecting the delivery of mobile multimedia services as well as the development and delivery of mobile multimedia content and applications in North America.

         ASSIGNMENT. Under the Securities Purchase Agreement, the Investor Agreement and the Warrant Agreement, DoCoMo has the right to assign its interest in such agreements to a wholly-owned subsidiary of DoCoMo, provided that such subsidiary assumes DoCoMo's obligations under those agreements. DoCoMo assigned its rights under the Securities Purchase Agreement and the Warrant Agreement to DCM Capital.

         USE OF PROCEEDS. $6,159,464,289 of the proceeds from the investment was contributed to AT&T Wireless simultaneously with the closing of the investment and $3,651,615,431 was retained by AT&T Corp.

         DIRECTORS AND OFFICERS. So long as DoCoMo's share in AT&T Wireless is at least 13.5%, DoCoMo is entitled to appoint two directors to the AT&T Wireless Board of Directors. The total number of directors DoCoMo is entitled to appoint to the AT&T Wireless Board of Directors may fluctuate from time to time. One of the directors appointed by DoCoMo is also entitled to serve on the Technology Committee of the AT&T Wireless Board of Directors, and DoCoMo is also entitled to select up to two employees who may participate at each meeting of the Technology Committee. The Technology Committee considers all material matters relating to the launch of W-CDMA service and makes recommendations on those matters to the AT&T Wireless Board of Directors. In addition, DoCoMo is also entitled to select two senior executives of DoCoMo to serve on the Senior Leadership Team of AT&T Wireless to participate in meetings in which principal decisions with respect to AT&T Wireless are discussed. DoCoMo also has the right to appoint at least two and no more than five DoCoMo employees as employees of AT&T Wireless. These employees will have the titles of "Manager-Finance" and/or "Director of Technology," or such other titles as DoCoMo and AT&T Wireless shall agree. DoCoMo will lose the ability to appoint directors, executives to serve on the Senior Leadership Team and employees to management positions, and the Technology Committee will be dissolved, in the event DoCoMo's share of AT&T Wireless falls below 10% for a period of 60 days or more. However, so long as DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose the ability to appoint directors, executives to serve on the Senior Leadership Team and employees to management positions, and the Technology Committee will remain intact, unless its share of AT&T Wireless falls below 8% for a period of 60 days or more.

         VOTING AGREEMENTS. Pursuant to the Investor Agreement, DoCoMo agrees to vote its shares with respect to the election of directors to the AT&T Wireless Board either (1) in favor of the slate of directors nominated by the Board of Directors or (2) for, against, or abstaining with respect to each nominee for director in the same proportion as the votes of all stockholders other than DoCoMo and its affiliates.

         STANDSTILL PROVISIONS. For a period of five years from the Closing Date (as defined in the Purchase Agreement), DoCoMo may not, subject to certain exceptions, (1) acquire directly or indirectly beneficial ownership of any additional voting securities or assets of AT&T Wireless, (2) enter into or publicly propose to enter into any merger or other business combination or change of control involving AT&T Wireless or its subsidiaries, (3) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of securities of AT&T Wireless,
(4) call a meeting of the shareholders of AT&T Wireless or initiate any shareholder proposal, (5) contest the standstill described herein or seek a release from such standstill in a way that would lead to public disclosure thereof, (6) form, join or participate in a "group" within the meaning of Rule 13(d)(3) promulgated under the Securities Exchange Act, as amended, with respect to any securities of AT&T Wireless, (7) publicly propose to seek any representation on the AT&T Wireless Board of Directors other than as provided by the Investor Agreement, or publicly propose to seek a change in the size or composition of the AT&T Wireless Board of Directors, (8) enter into any discussions or negotiations with respect to any of the foregoing, (9) disclose any intention, plan or arrangement with respect to the foregoing, (10) take, solicit, propose or agree with any other person to take any actions designed to affect or change the control of the Board of Directors, senior executive management or voting equity of AT&T Wireless or (11) advise, assist or encourage any other person in connection with any of the foregoing.

         PREEMPTIVE RIGHTS. Subject to certain limitations, DoCoMo shall have the right to participate in any new equity issuances by AT&T Wireless to maintain DoCoMo's proportionate interest in AT&T Wireless. In the event DoCoMo's interest in AT&T Wireless falls below 10% for a period of 60 days or more, DoCoMo would lose this preemptive right. However, if DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose its preemptive rights unless its ownership drops below 8% for a period of 60 days.

         CONSULTATION ON CERTAIN TRANSACTIONS. DoCoMo is entitled to be notified by a senior executive officer of AT&T Wireless if a proposed transaction will be seriously pursued which would, if completed, result in (1) any person or entity owning more than a 15% economic interest in AT&T Wireless, (2) DoCoMo having less than a 10% interest in AT&T Wireless (if DoCoMo's interest is more than 12% prior to the transaction) or (3) a person or group of persons having governance rights more favorable than or in addition to those of DoCoMo. In addition, AT&T Wireless must keep DoCoMo informed of material developments in the terms of the proposed transaction. In the event DoCoMo's interest in AT&T Wireless falls below 10% for a period of 60 days or more, DoCoMo would lose this right to be consulted on proposed transactions. However, if DoCoMo retains at least 10/16 of its original investment, DoCoMo will not lose this consultation right unless its ownership drops below 8% for a period of 60 days.

         TECHNOLOGY DEFAULT OBLIGATION. Under the Investor Agreement, AT&T Wireless has agreed to launch service based on W-CDMA technology using an aggregate of no less than 1000 new or existing cell sites within four specified geographic markets no later than December 31, 2004. Subject to certain limitations, in the event AT&T Wireless fails to meet this technology commitment, except for causes beyond AT&T Wireless' control, or if AT&T Wireless' Board of Directors should approve a change to an alternative third-generation technology, DoCoMo will have the right to cause AT&T Wireless to repurchase the AT&T Wireless Common Stock and Warrants. The repurchase price will equal the original purchase price, plus interest thereon from the initial issuance date to the date of repurchase at a rate per annum that will vary based on the time period from closing to the repurchase date. AT&T Wireless has the right, as an alternative to the repurchase, to cause DoCoMo to sell its shares of AT&T Wireless Common Stock in the market (pursuant to a registered offering), provided that AT&T Wireless will reimburse DoCoMo for any amount by which the proceeds in such public sale are less than the otherwise applicable repurchase price.

         VETO RIGHTS. Under the Investor Agreement, AT&T Wireless will not take any of the following actions without the consent of DoCoMo: (1) change the scope of its business such that the Wireless Group's current businesses taken as a whole no longer constitute AT&T Wireless' primary business and (2) enter into a strategic alliance with another Wireless Operator that would result in such Wireless Operator owning more than 15% but less than 50% of the economic interests in AT&T Wireless.

         REGISTRATION RIGHTS. Under the Investor Agreement, DoCoMo is entitled to piggy-back registration rights and up to six registration demands, provided the aggregate value of each such demand is greater than $500 million. However, DoCoMo may not exercise more than one demand in any one 7 1/2 month period. In addition, DoCoMo may exercise its registration rights only if DoCoMo owns at the relevant time at least $1 billion of securities or 2% of the economic interests in AT&T Wireless. DoCoMo also has demand registration rights with respect to certain shares which AT&T Wireless may issue to DoCoMo as a result of the Technology Default Obligation.

         The foregoing descriptions of the Securities Purchase Agreement, the Investor Agreement and the Warrant Agreement are subject to, and qualified in their entirety by reference to, such agreements, which are filed as exhibits to the Schedule 13D and incorporated by reference in this Item 6.

         Except as described in this statement, none of NTT, DoCoMo, DCM Capital or, to the knowledge of NTT, DoCoMo or DCM Capital, any of the persons listed on Schedules I, II or III of the Schedule 13D, is a party to any contract, arrangement, understanding or relationship with respect to any securities of AT&T Wireless.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended by adding the following exhibit.

        EXHIBIT
         NUMBER      EXHIBIT NAME

           7. Amendment No. 1 to Amended and Restated Investor Agreement, dated as of December 26, 2002 between AT&T Wireless Services
                     Inc. and NTT DoCoMo, Inc.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2002

                                          NTT DOCOMO, INC.

                                          By:      /s/ Shirou Tsuda
                                              -------------------------------
                                          Name:   Shirou Tsuda
                                          Title:  Senior Executive Vice
                                                  President

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2002

                                         NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION

                                         By:      /s/ Hiroo Unoura
                                             -------------------------------
                                         Name:   Hiroo Unoura
                                         Title:  Senior Vice President

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2002

                                           DCM CAPITAL USA (UK) LIMITED

                                           By:      /s/ Masuo Umezu
                                               -------------------------------
                                           Name:   Masuo Umezu
                                           Title:  Director

                                  EXHIBIT INDEX

        EXHIBIT
         NUMBER      EXHIBIT NAME

           7. Amendment No. 1 to Amended and Restated Investor Agreement, dated as of December 26, 2002 between AT&T Wireless Services
                     Inc. and NTT DoCoMo, Inc.